FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

April 17, 2015

Hello and good morning! C’mon, mikä meininki, hyvää perjantaita, good morning!

All right, thank you very much for coming, we did our very best to get the biggest say we could at Karaportti, but don’t worry, we’re going to be recording this, as well, so you’re going to be able to find it on the Internet a little bit later. Greetings from #, my name is Brett Young [00:24]. You may have noticed we had some news this week, in Paris, in particular. And we have a very good opportunity now here to find out what was said, and the best person to do this is Rajeev. So, Rajeev, could you come on up, please.

Rajeev Suri:

Good morning. Thank you. It’s great to be here, especially this week. Let me talk about what has transpired and what is the strategic rationale of what we announce, so you’ll understand what went through our thinking and how do I see the timeline, what do I see is the future, and so on. And then we will, we’ll have Timo and #Katherine who have been an integral part of this deal and this whole strategic rationale to join me here to answer some of your questions. [01:16]

So, if you think about, you know, strategies, they should always be made, you know, from a long-term standpoint. In the last few years, NSN and Nokia alike, we have not been able to focus very much on the long term. So last year, we I got appointed CEO, we, with encouragement from the board, we #walked on what we would call a “ten-year strategic direction” [01:45]. So we focused on 2025 and what kind of company do we want to become, what kind of scope would be need to be competitive, what kind of innovation power would be the right thing for us to have, to be a long-term competitive company. We are a 150-year-old company, we needed to think really long-term. And we had the luxury and the privilege to do so. And when we started to do so we made our ten-year strategy. Then we thought about the consumers and we talked about the programmable world vision, and how it would, you know, transform consumers’ lives, make it safer, make it quicker, and give more time back to the consumers. We also talked about industries, and industry after industry can be far more efficient, you know, with the Internet of Things, whether it is #water, or the pharmaceutical industry, or healthcare, and so on. [02:30] And as we looked at that, we also looked at what consumers really want, and consumers are now expecting to have a convergent experience. They want their content, and they want to be able to take their content with them from the home, from the TV, from the cable network, all the way when they’re on the wireless network, on the move. They want to be able to have the same experience, whether they are on a fixed location, and on the move. This is not something new, except the fact that this is starting to really happen. It’s not anymore a pipe dream, it is really starting to happen. That is the consumer expectation.

And then, if you look at the operators who are consolidating, they are fast consolidating, they are consolidating for two reasons. One is for scale, to be able to, you know get bigger. The second is for expansion. And that expansion can be geographical, or it could be an expansion that takes them into new revenue streams, especially with competition from the over-the-top players. So, they are becoming convergent, because if you are a mobile operator, you want to able to have fixed, and cable, and some other operations that you can, you know, bundle together by way of an offering, give the consumer something better in terms of what they want, and allow allow for commercial offerings that are more attractive for consumers, and so on. And then it gives them a benefit to move into higher # revenue streams. [03:46] And we have seen something like 230 billion dollars of # and # consolidation of operators in the last couple of years. Indian Direct TV, Vodafone buying cable companies, you know that, a lot of this is happening. So we looked at the top ten operators in the world and said, who is the mobile pure player now. And only two are mobile pure players. They’re all convergent operators, they have fixed, they have cable, they have mobile, they have, you know, even DV is some cases. Then we said, let’s go wider, let’s look at, you know, all of the operators in the world. And then we said, wow, only something like 29 per cent of the operators in the world are no mobile pure play only. And something like 23-25 per cent of capex in the telecom space in being spent on mobile only, on mobile only operators. So if that is the case, clearly, a predominant part of convergence is, frankly, already underway. And so, how can we be competitive in the long term with only being a mobile specialist? Why should we only play in the narrow space of mobile-only operators? And so we started to think about our scope, and we started to think about what scope we would like to have. And we said, we want to have the fixed broadband scope, but only a scope from any operation that we would buy, should have scale. It should have scale, otherwise there would not be a point. Absolutely want to have mobile, we want to get more present in US and in China. We-re already strong in Japan and Korea, and these four markets are driving a lot of innovation in the mobile broadband space. We said we want to be strong in services, to be strong would be nicer. We said we want to absolutely have IP routing, because that’s kind of the things that’s in the middle that we’ve always missed. And it is very hard to develop your own IP routing, even though there is s disruption coming, with soft routing, but it’s very hard to start organically, to develop a competitive IP routing offering. And then we also said we want more of the cloud offering, we want software defined networking, we want stuff that we do not have in our

Telco Cloud offering, we don’t’ have orchestration, we don’t’ have SDN, we want to fill those gaps, as well.

So then we looked at options and we had five alternatives. Five alternatives that we could play with. And of course, each of them has its pros and cons. And even as much as a few weeks ago, we had these five alternatives still on the table and discussed with the management and the Board. In the end, when we ticked all the boxes in the alternatives, we came to the conclusion that the most value-creating opportunity for us, the most shareholder-friendly opportunity for us would be to have the #sole# alternative — the one that we’ve announced, [06:41] to acquire all of Alcatel-Lucent — amongst the different alternatives we had. And so we elected to do this. Now, again, this deal is much more about scope than it is about scale. So, again, it starts with scope. Second, it’s about competitiveness, and third, it’s about complementarity. On very few occasions in business life you get such a complementarity that is available with this acquisition. Because the portfolio is completely complementary, we don’t have IP routing, we don’t have fixed, we don’t have, you know, some of the cloud platform, we don’t have SDN, we don’t have orchestration. We have wireless, but we would like to have more in the US. And we don’t have the top two operators in the world who are loyal and that command a strong presence and that drive innovation in the market and that are really, stubbornly loyal, which is great for us now, not so much if we don’t have them. So, then we came to the conclusion this was the best one. Now that we go over each of the portfolios so we understand a little bit more detail about what we sort of went through.

Fixed broadband: Alcatel-Lucent is number one. This would make us number on in fixed broadband. And fixed broadband is a scale play, right, you need to have the appropriate scale. And as we look at that business, a substantial part of that is next generation, a smaller part of that is legacy, because the perception from the outside is that it’s a legacy business, and so on. So that’s good, there are two strong players in that market, Huawei is the other, Alcatel-Lucent is the number one. So, happy with that.

IP routing: IP routing in the operative space. Alcatel-Lucent, over the last, you know, ten years, have done a very good job. Let’s start form edge routing. They have actually taken over the number two position in the operative space in IP routing, in edge routing, from Juniper, who has now been relegated to number three. And they’ve done this in moments in time whenever disruption has been an opportunity. So whenever there’s been disruption in the moments in time in the last ten years, you know, Alcatel-Lucent has done a good job in seizing that opportunity and taking more share, taking more share from their competitors. They have also been expanding, you know, margins, as they have done so. So they have been taking share, and now they are getting into core routing. So that’s a second routing area, and they’re getting into core routing. And they’ve started to see—you have seen lots of public announcements of the deals they have been making on core routing—but it’s an opportunity to start to get into core routing and drive that for a road, as well. So, those are two.

Then if you look at wireless, there is some overlap, but we get US, we get China, we get all the five operators in the US that matter, we get AT&T. And there they have footprint which is complete, are you to sell them routing, to sell them fixed, to sell them wireless. Then you have Verizon, we sell them IMS, they sell much of the radio. We have #Demobile / the mobile#, they don’t have it. [09:43] We have a little bit of Sprint, #, but they have the better capacity regions of Sprint, both in FD and TD. So that makes the combination quite strong in Sprint itself. And then we have #USL a lot that they don’t have. Completely complementary, makes us very strong.

In China, we’re number one foreign LTE vendor, but together, we would become the number one vendor, period, in that marketplace. And China is very important, given what is going to come in terms of investments in that marketplace if we take a long-term view.

So now I have talked about three businesses and global services, in services we become a strong number two. And again, we need more system integration capability, they have that, because they have some of those businesses, they have the cloud platforms, and their IP platforms business, they have IP routing, and they have a lot of software defined networking, analytics, and the subscriber management and so on, IMS, and the works. So together we become stronger in #SI [10:41], but also in the whole services play.

And then finally comes this business called IP platform. They call it IP platforms, we have our core networks. So there, we get the things that we don’t have, because they have them. But there is some overlap there, as well. Now we both have IMS, we both have subscriber management, we both have customer experience management, and so on. So, there is some overlap in wireless, and there is some overlap in this core-platforms business.

Now, there’s another thing we get that we don’t have and that they have and we think it’s important for the future. The programmable world is important, and we get something we call Motive, which is an IoT platform. So they have an IoT platform that, frankly, when we thought about our IoT strategy, we said we needed to have something like that. We already get it from them.

So, if you look at our ten-year strategy, a number of the expansion areas that we identified, public safety, antennas, soft routing, SDN, orchestration, almost all of that, substantially, we get from this acquisition. So it actually ticks all the boxes and mirrors the ten-year strategy. So that’s, kind of, the good news to audience in terms of the portfolio. It really is an ideal combination in terms of the portfolio, a very competitive portfolio.

Now, this is only about today. But what about tomorrow? Because it is nice to be big, but better is even better. No pun intended. But better is better than bigger. And we said we want to be number one or number two in every area that we compete in. So what does this give us in terms of future-proofness? What is a competitive innovation drive of the future? We’ll be stronger together in 5G, we can start to expand our investments in 5G right away. We will be stronger together in software defined networking, which is more of a future thing than a current thing, because they have this Nuage, which is their internal startup. We’ll become stronger together in CloudBand, which is the orchestration engine, and orchestration will be a very powerful thing in the Telco Cloud world. So if you look at the Telco Cloud framework, you need virtualization of applications, IMS virtualization, EPS virtualization, and so on. We have all that ourselves, we’re good. We need orchestration from top, we now get it from them, CloudBand. We need SDN on the bottom, we get it from them, Nuage. We need IP routing, we get it from them. We need services as a horizontal applied across all of them, we have it together. We might want to invest more in SI capabilities, system integration, and so on. But now we can aim to truly be a domain aggregator in Telco Cloud space. So we get some of the future stuff there. IoT is more about the future than the current, we get that, as well. There are a number of ticks in the boxes in terms of innovation power in the future. The portfolio of the future is as strong as the portfolio of today, when we would combine.

And finally, about R&D. You know what, we have about 20 to 20,000 engineers, and together, we will have 40,000 engineers. 40,000 engineers and based on public information, as of 2014 numbers, the spend together of R&D will be 4.7 billion euros. And if you look at the compilation of the different competitors, that puts us as number two in terms of the R&D spend, but you compare with one of the Chinese competitors that spends a little bit more, but that’s across the three businesses of enterprise, devices as well as networks. So if we look at just the networks business, we will be spending more than our competitors. That makes us a future-proof company with a strong R&D spend in the future.

Then, long-term research, you know, the #FDO organization we have, DNI# [14:34], acknowledging innovation. Together, we will have Bell Labs, and Nokia Future Works. We’ll combine that and we’ll take over the Bell Labs brand. Bell Labs is pretty strong, I don’t need to say more. The brand is pretty strong, and a very compelling proposition. They have a number of Nobel laureates in that research organization, so together, our research capabilities become much stronger, as well. We are very strong ourselves in the standardization bodies, and we influence a lot of the standardization, but now together, we can influence even more of the standardization bodies, and focus on long-term research. So essentially, what are we becoming? We are becoming a broadband, quad play, IP, cloud company. What were we without this? A mobile broadband specialist. Also a good business, but a narrow scope in the defining trends of the future. In the consolidating trends of the future, in the convergent trends of the future. So, I’m very pleased with this portfolio, and this is the best opportunity for us.

Now, let’s talk about integration, let’s talk about the skeptical feeling of what is going to happen, is this a re-visit of the past and, you know the industry has a check-out history of unsuccessful mergers and, you know, all that relevant set of questions.

Now, one, this deal is more about scope than about scale. Because if it’s only about scale, you only look for cost synergies. If it is more about scope, you look for revenue synergies. You also look for cost synergies, because there are overlaps, but you look for both, and you also look at cross-sell. Because they have a portfolio we don’t have with our customer base, and you can take their IP routing or their other portfolio and cross-sell to our base. So there is a big cross-sell opportunity, because the overlap of a lot of the business is minimalistic.

But let’s also not be naïve, let’s look at what happened in the early days and compare a little bit with what’s different about this. When NSN was formed, and when Alcatel-Lucent was formed, it was no secret that they were kind of formed as merger #recourse. [16:37] And merger recourses are designed somewhat for failure. Kind of, you know what I’m saying. So it’s a miracle that we made it in NSN. So, thanks to all of you. We made it, but this is something we were very clear about. We said, this acquisition is an acquisition, let’s call it as it is. The president of France also called in an acquisition, # reported on it. [Something very fast 17:12] We want a no-nonsense approach to this business, we want no politics, and we want to set up the company to succeed. And so it’s clear, the Chairman is Risto, I will be the CEO, and we will select the Management Team, based on the best people for the job, # [17:28], it’s clearly a fairness-based selection approach. And there’s no politics in the Board, it’s a very clear governance, we have been extremely clear about this from day one. And if there was any other alternative, we would not do it. We wanted to do this, light-clearly. We will deploy and use the Nokia values and Nokia culture onto the new organizations. We do not need to reinvent a new culture and find the best of both. Of course, we need to learn from each other. I believe that A-L is pretty good at internal startups; Nuage, CloudBand, and even the whole IP routing have been successful internal startups. We can learn from that. But there’s a lot they can learn from us, as well, in terms of the operating model, the values the culture, and the stuff that we would like to drive in terms of being a humble nonhierarchical, flat, no-nonsense, strong, competitive, lean type of company. So that is one comparison point, governance matters.

Second: cash. If you remember when we started in NSN, fairly large company, not a lot of cash. And a lot of the cash was just shareholder loans. So it was not set up for growth. It was not set up even for successful restructuring. This time around the cash position is, as Timo will tell you, is different, based on the net cash that Nokia has, and the cash flow that we are producing. So, the cash position is strong, and again, we would still target to the investment grade status at some point in the future, but the net cash and the # cash position gives as a lot of flexibility, [18:59] and hence, also it is a reason for this share exchange type of deal where the Nokia shareholders get 66.5 per cent of the ownership of the new company, and the A-L shareholders get 33.5 per cent of the new company. So, those are the two differences.

Third major difference is that this deal is being done for competitiveness. These deals were born out of the need for survival. Because can you imagine Nokia Networks in the old business, which is about 6.5 billion revenue and which emerged in 2007, being a surviving entity in the same way today? Very difficult to see this in the consolidating world where there was over-capacity, and too many suppliers. Clearly, this is not born out of a need for survival.

And then, let’s look at timing. This timing is #, people say, you know, there have been too many failed mergers in the history. Really? [19:52] Then how come Nokia Networks is still here? So, there may have been failed early stages of mergers, but clearly, there has been one very successful turnaround, which is that of ours, and other, semi-successful but almost being completed turnaround, which is Alcatel-Lucent’s. So there are also two turnarounds in the sector that one has to look at. And so, I would look at this more as the management team, the people have learned so much from the last three years than in the four or five year before that. So that’s the logic we need to apply to this business. It is not born out of a necessity to survive, and that is a fundamental difference. It is more driven by scope, competitiveness, and at a time when both companies have momentum. We have growth in the last couple of quarters, we have momentum, and they also have momentum, particularly in IP routing and some parts of the business in the last couple of quarters. So, this is a combination at a right time, and it is not at a time when 3G was just in motion, and it gave rise to a couple of Chinese competitors that has just become, you know, history, because it became very difficult to # at that point in time. [Very fast 20:53].

We should not be naïve, there are things we need to be aware of that the competitors could do. So, let’s start with integration planning early enough. If I can do it, I expect to decide on the integration leader today. We will set up an integration steering board that will be different from the Networks leadership team, and so that we can drive both in parallel. So it’s not to get too distracted. Remember, we are competitors for the time the deal closes, we expect the deal to close with antitrust-regulatory and all-shareholder approvals, in first half of 2016 at the earliest. And so we need to remember that we are competitors until that point.

So, this is a compelling vision, it makes us a global networks champion, the only European networks champion that has this kind of winning portfolio, the only other is in China, the other neighboring one does not quite have this portfolio, so it gives us a scale in all the boxes that we want to do. I think, you know what, there will be a lot of work, we like work, there will be a lot of heavy lifting, we’re OK with that, we’re not tired, we’re not fatigue, we’re ready for another big round. And I think this will create a strong global company way, way into the future. We are a 150 year old this year, we need this company to be a sustainable, viable company, and a competitive, innovative company for the very long term. And that’s the whole point of this transaction. Thank you. With that, Brett.

Brett Young:

Maybe we could also have Timo Ihamuotila and #Katherine come up, as well, so Timo is the former # of Network strategy, and now we have around the room a couple of microphone stands, I believe, so if anyone has a question, maybe people could raise their numbers there, so we can see. And it looks like maybe around number three there’s a very tall person walking over, I can even see from here. Yes.

Rajeev, my name is Jari Järvinen and first question is that, of course, as we, the business stays here, so what is the #preview [22:57] from the shareholder’s point of view? #… if you provide that 14 versus every year?# [unclear, 23:04].

Maybe I’ll take that one. Actually, if you look at the equation, what happens here is that we have two companies where the capital structures, first of all, are quite complex, but this deal will result, if everything goes as planned, into a new Nokia which will have about 5.9 billion shares. And if you then calculate with basic analyst estimates what we are now seeing coming out, during yesterday, during today, we already have, during the first year, and IPS accretive business. And that is why the target price is—again, totally un-public information I am talking now—target price is actually converging now with the analyst. So again, I repeat: his is going to be accretive to Nokia shareholders already during the first full year as we now look at the analyst reports. So one cannot only look at the dividend deal, you have to look at the estimated results for the shareholder account, or per-share account.

Brett Young:

That’s a heck of a first question to start off, so let’s keep it going. Over to number two, please.

I’m #Miki Kronsted# and this is a very down-to-earth question. Something that affects every single one of us. IT is up for a huge challenge with this integration. Can we count on proper resourcing well in advance, so that we can keep on working well. achieve, be efficient, without having such obstacles, like, not even finding contact details of our common colleagues right away?

Timo Ihamuotila (#?):

Not being an IT specialist, so I will take this one notch broader. So, of course, we need to prepare for the integration so that it can be a winning combination and I think what Rajeev said was that we really need to take best learning for both companies. We should not go in there and say “hey, we’re Nokia and we have the best systems and all that stuff everywhere”. We need to also look at from their side, I’ll just give an example. I have no clue if this is true or not, but I know, coming from the handset Nokia, that our SAP was actually built for handset business originally, not for project business. Maybe they have a different kind of SAP, maybe it was actually built for project business. All those things we need to go through. So I totally agree with your point in general, we really need to plan for the integration in a proper way and, of course, resource it, as well, in a proper way to succeed fast. Because we really need to than succeed fast in the integration so that we can get to what Rajeev described, i.e. a better growing, more profitable business.

BY:

Thank you, any more questions? In the back again, number three?

Harha, from Global, Care. I may have misunderstood something from the communication earlier, compared to what I heard, Rajeev, from you just now. I’d like to ask that does Nokia Networks still have the same strategy, to focus on mobile networks and the related services? If not, when will the change happen? Or, as I understood, it already went #on a year ago [26:55], when we had in our Board a different strategy, why was it communicated that way that we are focusing on mobile networks and related services?

Rajeev:

It’s a great question, #Bert, and I understand # policies. [27:09].

I think I covered it, Rajeev, at the beginning of your remarks.

Let me retry. Do we still have the same strategy to focus on mobile networks and related services than we had few months ago, or days ago?

Timo:

Can I take a first tap and then let you continue. I just want to say that we are going to be competitors until this deal closes. We are implementing exactly the same strategy as Nokia is having now until the deal closes. Then we will start to implement what the new company has. I just want to be very, very clear on that. We cannot do any changes in our operations, we need to focus on implementing our business per current strategy, we can have a new strategy which starts from closing, we can start designing that strategy now, but we cannot have it now, because we are competing two companies. You can maybe talk about the longer term of the strategy.

Timo is exactly right and as Rajeev, referred to earlier, yes, we will have the same strategy, this transaction, this deal, once it closes—as Timo rightly pointed—is helping us to complement our vision into the programmable world and to complete and to complement our ten-year strategy. What you’ve also heard is that we have moved away from being a mobile broadband specialist with this deal, and we are going to focus on end-to-end portfolios in areas that Rajeev has just alluded to.

Rajeev:

The answer is yes, of course, we will be in mobile network and related services, but in the future, we will hopefully also be in other network and related services, for IP routing, cloud-based business, and so on. The services is going to be an extremely important business for us, if that was kind of the heart of your question. Absolutely.

BY:

Ok, very good. Another question, looks like number six in the front there.

A question on the customer’s perspective. So, I believe you already have been talking with some of our customers, …# [unclear, coughing 29:14]. But what are your feelings on how they are taking this move?

Rajeev:

Very well. The customer that I have spoken to—and one has to talk to customers after the deal is announced—and I’ve spoken to about 12—15 customers so far, and more on the way, I’ll be visiting more customers in the next few weeks. You know, lot of support, lot of positivity, saying, basically, right mix, right scope, exactly the right thing to do. Here, Rajeev, your vision has come true. Because October 1, 2009, when I took over the NSN CEO, I basically talked about a vision like that: three strong successful players. Lot of support. Even support to the extent that they are saying that we will, you know, be willing to communicate with directly to authorities that this is a favorable deal and makes sense and so on. So, a lot of support. Vodafone, AT&T, Verizon, a lot of pragmatism around how to manage, portfolio alignment, and so on. But much more work to do there. I have not met a customer who is cynical or skeptical about this so far, but when I do, I’ll let you guys know. So far, really, thumbs up!

BY:

Cool, thanks, any further questions? We’ve got some good momentum so far. Number six again.

Well, I’m also from Global Service, Care. You talked about the portfolios that the both companies have. Do you already have some type of a view of vision how much from Alcatel-Lucent’s side that is so-called match # products that would lead, possibly to face-outs [30:44], and further, for the life # business?

No, we don’t have a strong enough, granular vie on that, if you like, by portfolio, because, if you remember that this is a public deal, so within a scope of, you know, public company, you can only do so much due diligence, in the nature of # due diligence [31:05], so whatever is publicly available, that is what we can do due diligence on. So, in a sense, we have our understanding from our own perspective, but not yet a deep enough understanding in terms of what is a #life extension and what product lines. But I think, generally, the business is more weighted on next generation than it is legacy. And that’s the reason for the second part of by description, why does this make us better in the future and not just bigger. Because if it were only about bigger, it would only be a scale game. If it’s about scope, competitiveness and innovation, then we have to ensure that the portfolios of both companies are more, if you like, next generation, oriented to the future, than legacy.

Can I add to that quickly? I think, as Rajeev said, on the innovation curve, if you look into our product portfolio and then into the then-combined product portfolio, there’s a lot of portfolios that we will find innovation and growth curve, less so in the maintenance part. And that is actually true for many of the portfolios. As one example, when we discussed with the teams of Alcatel-Lucent about their fixed business, which is something that is not so much dear to our heart any more, then we figured that that business is actually quite in the newer state of the portfolio, in the growth phase, and that, on a fixed business that is driven by scale—as we heard earlier—is a quite important thing for us to know. Given you are from Care, we will make sure you’ll find some maintenance portfolios that you can drive the Care force.

BY:

Very good, any more questions? Another had there, maybe it’s best to come to number six, please.

#Markku Rauhanen from DNI# [32:48]. The deal is now announced, # sides. But there is a year or a year-and-a-half period which is very risky. Competitors are attacking us and you mentioned that in China, we’ll be the biggest vendor. How do we avoid, make use, make best use of this time when we cannot really yet work together?

Rajeev:

That’s a very relevant, very good question and we have learned from experience that these revenue synergies or, in this intervening period, competitors, will like to take advantage of uncertainty, possible distraction and all those things. So I think this is something we have to be acutely aware of, and especially us, because we have learned the hard way, # avoided, in a sense [33:37]. There’s no real silver bullet, except to manage the integration on a different track, compared to the daily business, make sure not everybody’s involved in integration, keep a smaller team, smaller organization involved with that, like Mark was saying that he will probably bring 30 people that will be involved in that kind of stuff, out of hos 20,000 people organization. Nineteen thousand, nine hundred and seventy something, will walk on with their daily business. We need to be acutely aware of that also in the customer interface. Because it’s exciting to get involved with integration. You get a lot of hand-raising, but be very careful there. The worst thing we can do is let our performance deteriorate. So, I will be meeting customers a lot, I will make sure that I’m in town halls like this a lot, so that people see a lot of us and customers get relaxed and, I mean in daily business, and so on. We have to keep focusing on the quarter. Just like we did during the restructuring phase, you know, I started the restructuring steering board with the restructuring team, where we followed all the change programs, and the other part of the team was focused on, you know, daily business. We have employed that learning, not the NSN initial learning that did not quite work for us. But I remember, in the time of NSN, as management, we made it so heavy, internally, that we were quite distracted, you know that even as Asia-Pacific Head I was told “No, don’t take that many customers, got to focus on this, got to focus on the back # [34:57]. All these meetings, of integration teams and all the blah-blah. That’s why you got to do it in a segmented, sort of isolated way, and not in a comprehensive way. The good news is, we don’t’ have to bring cultures together. We have decided the culture, I is our values, our culture, we don’t have to do all that part of this sort of stream. So my intention is that we will start to work on this integration steering board and team, start to work on the organizational model. But first, understand what is the likely future strategy, so that can drive the right organization structure, then start with selection process, and really start to file all these antitrust approvals as soon as possible, because otherwise they get delayed, and we know that China could be the longer one amongst the others. So, a lot of learnings, and we just need to apply those learnings in a rigorous fashion. I guess that’s what I’m saying.

Timo:

Could I, Rajeev, add to that, because maybe this is easier for me to say than to you? I really think nobody should be involved in this integration, unless asked. Do not self-integrate, it is a recipe for failure. Well said.

BY:

All clear. Any more questions? Ah, very good, number seven in the back.

I’m going to stick my head out and ask the question that everybody in this room wants to ask but nobody has gotten to do it. You have made a lot of nice promises in France, about job losses, no job losses, and how proud you are of their R&D, and so on. We are all her, of course, wondering, where does that leave us, because we all know, it is no secret, that there will be job cuts, and if the French people again are safe, like it sounded when we did NSN that Germans were safe—I know that they were not safe in the long term—but that is unfortunately the way it looked. How that is affecting job morale? Because I think that is the most important thing, because if a workforce, all of us here, deteriorated job morale, then that is not good.

Rajeev:

Yeah, let’s start form the big picture. It’s fashionable to be like this, huh? Look, it’s a good question, we are not hiding from it. In fact, I answered that in the morning proactively and many questions came on that in the media that I just did. First of all, let’s look at the big picture. We need to do, to get the deal endorsed, whatever is necessary, whatever makes business sense. And that is what we have done in France. And we have promised, basically, that if Alcatel-Lucent completes their shift plan, which is still to be completed in France and the other countries by the end of this year, we will stay with the end of the 2015 shift plan commitments that were made to the workers’ council, and so on, and as acquiring company, we will stay with that for an unforeseeable period of time, as long as we are allowed to, within that, to be pragmatic, increase the scope of R&D, and adjust the scope of administration functions, corporate functions, because there is overlap with headquarters in Finland, and so on. As long as we can be pragmatic, and as long as within that engineering pool, will be able to refresh the resources, re-scale them, and find unique ways to do things that are sensible. We have not quite promised a 5G center of R&D, but a 5G center of excellence, and there’s a difference there. And we’ve promised an internet fund and things like these, an Internet of Things fund, and so on. So I think, to me, just now, go and look, do a search after this meeting if you can, and go and look at the 4—5 last acquisitions that were made in France, and check the press that happened after that and the reaction from the French government. And then compare this with the one we have. It’s night and day. We were able to successfully talk about the strategic rationale with the French President ant the French minister of economy, the discussions were pragmatic, I did not promise anything that would not be business sense for Nokia, and in the scheme of things, there is less than a five thousand people head count in France, and there is about seven thousand in Finland. And combined, we will have 114,000 people. So in the scheme of things, the proportionality of Finland and France has to be kept in perspective. And, going back to the NSN example in Germany, I think you know that we started with more than a 12 thousand people in check where German head count is today. We did what was right for the business, we didn’t promise anything extraordinary. We did not differentiate between different places, but if it helps with getting the deal endorsed, we need to do what is right. Just as we will do with antitrust approvals. And we will only do things that make pragmatic sense. So what we’ve achieved is actually remarkable, in the scheme of things, as deals have been done in France.

BY:

Excellent, thanks, any further questions? Or are we running out of steam before lunch? Number three there?

Hello, so any idea what’s the new name for the new companies? Will it be Nokia or something combined?

Rajeev:

We already announced it’s Nokia on Wednesday this week. It’s an acquisition. That was the condition for us. Headquarters Finland, name of company Nokia, that’s one of world best brands, why would we do anything else? There is no ambiguity in governance, naming, brand, we’ve been very clear. So, Nokia.

BY:

Any further questions? Number three again.

Hi Rajeev, this is Anneli. Just checking, Timo and you, how is your French?

Rajeev:

Bonjour. I think that’s “good morning”. As good as my Finnish. Coming along. I have a dream to be like him.

Moving on, any… /Katherine actually speaks French [overlapping speech 41:49].

I can understand, let’s put it that way.

Three again, We’re on a row with three.

Risto, just, very quickly, I’d like to go back to what you were saying about integration teams, keep it light, I’m a big fan of light governance. On the same time, I would like to challenge you a little bit on the topic of accountability of governance because I think, as we have seen, with a lot of integrations that happened—Nokia-Siemens, Motorola, # [42:22], divestments, Panasonic, and so on—I think many of us see the same mistakes with bigger or smaller impacts happen in every single one of these mergers, acquisitions and divestments. I’d like to challenge you to make integration leaders then also accountable for the results.

Rajeev:

I not your wisdom and your advice. I fully agree. We don’t want to have any gray accountability. I just think we are more wiser in these things then we were 5—7 year ago. We have a track record, I mean, this is the company and this is the management team that took the business from zero margins in 2009 to 1.3 billion last year. So no reason why we would start having a different approach in terms of our accountability, governance, performance requirements, energy, and all those things.

BY:

Excellent, front, row number six.

Nokia is 150 years this year. Are you going to arrange some celebration or something?

Rajeev:

Actually, I’m, not the best person to answer this as #, because we are doing a lot of things this year, you know, by way of celebration. We are speaking with this make tech human# [43:37],

•                  The wired magazine is leading the efforts there for us?

Right, we’re going to do something on the 12th of May, we’re planning on that celebration as well, we want to have all of our technology centers, you know, work around the clock, the public in, and so and so. Rather than celebrate a day, we decided to celebrate kind of throughout the year. And we decided to look somewhat in the past, our heritage, in the legacy that we come from, but also at the future. And I think the big theme we adopted was: “let’s make the technology human”. Because that’s the vision, right? Human possibilities of technologies. So, there is a lot of work to come, and hopefully, you will start to see some of that, and we will not be distracted and we will keep focusing on that, because it’s important to us. It is the 150 year anniversary, and it’s very rare to have 150-year-old companies.

BY:

Any other questions? Another number six.

Hi, #. We have # acquisition and we all know that Nokia is willing to get rid of the HERE business. Does that mean that Nokia is now progressively becoming a network-only company?#

Should I start with that? So, it’s pretty clear that when you combine the revenue of something in the order of 25 billion euros for the Networks business. If you look at last year’s numbers. And we will become a strong, global network champion. And we will have a technologies business on the side that will focus on licensing and incubating new innovations and new business models. So if I look at the future, I would like Nokia to be a strong networks company, I would like to be in the consumer business, I would like to focus on a few domains, such as maybe healthcare, and of relevance to the programmable world, and I would like to be a very strong company that uses its licensing and innovates to benefit from that licensing stream, based on the fact that the company has spent billions of dollars in the past on creating this innovation. I think together Nokia and A-L would have been in the order of 52 hundred billion euros in terms of innovation development past 20 years, in the #arrival of this R&D. So, the answer is yes. You know, to the networks question, but also we will be more than networks. So then, if that is the case, we questioned, will HERE be synergistic with the rest of the operations, with the large networks company and so on? We are not in any form a forced seller of the asset. Because the asset is doing well and the numbers are there public, we’ve been in growth in the last couple of quarters, the profitability is improving, the cost-efficiency quality coming through, the secular trends in automotive are quite good, automotive HERE business is doing well. But we thought it was prudent to have a strategic review and see if it fits. And, of course, only if you get the right evaluation, the right structure, will we consider to sell that business. But that’s where we are with that. But remember, Nokia will be more than just networks, if we play the vision right that I have in my head.

We don’t want to get rid of it, we are running a strategic review to #. That is true.

Would it be possible to add to that? So I think on the point of connectivity, my review might be a bit of a softer factor. But the headline we chose for announcing the deal being innovation leader in the IP connected world that very much holds true, but connectivity, or, as we may still think, networks, as such, will no longer be as classic. Connectivity will be in your homes, it will be in the car, it will be in the healthcare, it will be in smart cities, it will be basically everywhere. So, the whole tonality of connectivity gets a whole new different touch as the industry moves forward from a programmable world vision as we see it, the industry calls it IoT. So that’s one. the other thing I would like to mention ‘cause we didn’t mention it today: we will, along the way, also look at opportunities if we should only focus on operators and serve them with connectivity, or should we no longer also look into large-scale enterprises where we understand Alcatel-Lucent will bring quite something to the table? Meaning IP routers, analytic tools, security solutions, are they fit for purpose, as then # products that you can sell them to larger-scale enterprises, like banking, retailing et cetera. So we could address that. And then a bit more visionary, I’ve already alluded to that, like health care et cetera, would we go into certain very, very focused domains, and work with partners in that section that we can go even beyond the enterprise channel and work in the domain of verticals. It’s a bit visionary, we will tackle that as the last thing because we have a lot of things to do right now. But don’t think about a network equipment vendor just serving operators. I think, if I may, that is a bit old school.

Yeah, so it is. It is telecom players, integrated telecom players, internet players, [unclear] enterprise, government, public safety and so on. And then we look in the future in terms of other verticals. It’s important to know that we also didn’t make this point that today we are in a flattish addressable market. Our addressable market grows by 50 percent, from 84 billion to 130 something. And the compound aggregated growth rate of the new addressable market that we will in is higher than what we have today so about 3.5 % Geiger rather than the flattish. So in itself, it’s a more of a growth market than we’ll be addressing now, than the flat market we have been addressing as a mobile broadband specialist.

Great. I think that is all we have time for questions so thank you very much for the three of you for coming up. And thank you all for coming as well.

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